UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of: April, 2026.

Commission File Number: 001-39789

Fusion Fuel Green PLC

(Translation of registrant’s name into English)

9 Pembroke Street Upper

Dublin D02 KR83

Ireland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

On April 2, 2026, Fusion Fuel Green PLC, an Irish public limited company (the “Company”), issued a press release relating to certain financial results for the fiscal year ended December 31, 2025 and the business progress of Quality Industrial Corp., a Nevada corporation and majority-owned subsidiary of the Company (“QIND”). A copy of the press release is furnished as Exhibit 99.1 to this Report on Form 6-K.

Forward-Looking Statements

The press release attached as Exhibit 99.1 hereto and the statements contained therein include “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, and Section 21E of the U.S. Securities Exchange Act of 1934, as amended, which statements involve substantial risks and uncertainties. Forward-looking statements generally relate to future events or the Company’s future financial or operating performance. In some cases, you can identify these statements because they contain words such as “may,” “will,” “believes,” “expects,” “anticipates,” “estimates,” “projects,” “intends,” “should,” “seeks,” “future,” “continue,” “plan,” “target,” “predict,” “potential,” or the negative of such terms, or other comparable terminology that concern the Company’s expectations, strategy, plans, or intentions. Forward-looking statements relating to expectations about future results or events are based upon information available to the Company as of today’s date and are not guarantees of the future performance of the Company, and actual results may vary materially from the results and expectations discussed. Such forward-looking statements include, but are not limited to, statements regarding QIND’s plans and expectations, its expectations for continued growth, its plans to service or restructure outstanding debt, the expansion of its majority-owned subsidiary Al Shola Al Modea Gas Distribution L.L.C., a United Arab Emirates company (“Al Shola Gas”), and its target of $20 million of revenues. The Company’s expectations and beliefs regarding these matters may not materialize, and actual results in future periods are subject to risks and uncertainties that could cause actual results to differ materially from those projected, including, without limitation, the risks of major, irreversible disruptions and damage to QIND’s core operations due to the ongoing war among Iran, the United States, Israel, and other belligerents; QIND’s ability to service or restructure outstanding debts; QIND’s ability to continue expanding the operations of Al Shola Gas; the ability to secure and execute engineering and liquified petroleum gas (“LPG”) infrastructure projects; fluctuations in demand for LPG infrastructure and distribution services; regulatory approvals and compliance requirements affecting LPG distribution and engineering services; volatility in energy markets and commodity prices; QIND’s ability to obtain sufficient financing to support operations and growth initiatives; other risks associated with operating internationally, including in the UAE and other foreign jurisdictions; and the risks and uncertainties described under Item 1A. “Risk Factors” and elsewhere in QIND’s Annual Report on Form 10-K filed with the Securities and Exchange Commission (the “SEC”) on March 31, 2026, Item 3. “Key Information – D. Risk Factors” and elsewhere in the Company’s Annual Report on Form 20-F filed with the SEC on May 9, 2025 (collectively, the “Annual Reports”), and other filings with the SEC. Should any of these risks or uncertainties materialize, or should the underlying assumptions about the Company’s business and the commercial markets in which the Company operates prove incorrect, actual results may vary materially from those described as anticipated, estimated or expected in the Annual Reports. All subsequent written and oral forward-looking statements concerning the Company or other matters and attributable to the Company or any person acting on its behalf are expressly qualified in their entirety by the cautionary statements above. The Company does not undertake any obligation to publicly update any of these forward-looking statements to reflect events or circumstances that may arise after the date hereof, except as required by law.

Exhibit No.	Description
99.1	Press Release dated April 2, 2026

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Fusion Fuel Green PLC
(Registrant)

Date: April 2, 2026	/s/ John-Paul Backwell
John-Paul Backwell
Chief Executive Officer